                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                 SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                             REA GOLD CORPORATION
                    ----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                    ----------------------------------------
                        (Title of Class of Securities)

                                   75490010
                          --------------------------
                                (CUSIP Number)

                              -----------------

Check the following box if a fee is being paid with this statement /X/.

                               Page 1 of 5 Pages

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                                                                   SCHEDULE 13G

CUSIP No. 75490010                  13G                       Page 2 of 5 Pages
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     T.A.L. Investment Counsel Ltd.

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  /_/
                                                                     (b)  /_/

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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
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                                      5      SOLE VOTING POWER
            NUMBER OF                        Not applicable
             SHARES                   ------------------------------------------
          BENEFICIALLY                6      SHARED VOTING POWER
            OWNED BY                         Not applicable
              EACH                    ------------------------------------------
            REPORTING                 7      SOLE DISPOSITIVE POWER
             PERSON                          Not applicable
              WITH                    ------------------------------------------
                                      8      SHARED DISPOSITIVE POWER
                                             Not applicable
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            Not applicable

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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES
                                                                     /_/
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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


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    12      TYPE OF REPORTING PERSON

            IA
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                                 Schedule 13G

ITEM 1(A).        NAME OF ISSUER:

                  Rea Gold Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2050 Guiness Tower, 1055 West Hastings St.,
                  Vancouver, British Columbia V6E 3V3

ITEM 2(A).        NAME OF PERSON FILING:

                  T.A.L. Investment Counsel Ltd.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business office is 1000 de la Gauchetiere West, Suite 3100, Montreal, Quebec, Canada H3B 4W5

ITEM 2(C).        CITIZENSHIP:

                  Canada

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(E).        CUSIP NUMBER:

                  75490010

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (e)   /X/  Investment Adviser registered under Section 203 of
                             the Investment Advisers Act of 1940


ITEM 4.           OWNERSHIP:

                  (a) Amount beneficially owned:

                  (b) percent of class:

                  (c) Number of shares as to which such person has:


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                      (i)    Sole power to vote or to direct the vote: Not
                             applicable



                      (ii) Shared power to vote or to direct the vote: Not applicable

                      (iii) Sole power to dispose or to direct the disposition of: Not applicable

                      (iv) Shared power to dispose or to direct the disposition of: Not applicable

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of REA Gold Corporation.
                  No one person's interest in the common stock of REA Gold Corporation is more than five percent of the total outstanding common stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with T.A.L. Investment Counsel Ltd.'s beneficial ownership of the common stock of REA Gold Corporation at December 31, 1996 is true, complete and correct.


Date: February 13, 1997

                                          T.A.L. INVESTMENT COUNSEL LTD.



                                          /s/ Assunta Di Lorenzo
                                          ------------------------------
                                          By: Assunta Di Lorenzo
                                              Legal Counsel and
                                              Corporate Secretary



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